================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                              --------------------

                                    FORM 11-K

(MARK ONE)
[X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF  1934

For the fiscal year ended  December 31, 2001
                          -------------------

                                       OR

[ ]       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934

For the transition period from          to
                               --------    --------

Commission file number
                       -----------


                          R&B FALCON U. S. SAVINGS PLAN
                   (Full Title of the Plan and the Address of
                     the Plan, if Different from that of the
                               Issuer named below)



                                TRANSOCEAN  INC.
                           (Name changed May 9, 2002,
                     formerly "Transocean Sedco Forex Inc.")
                                4 Greenway Plaza
                              Houston, Texas  77046
                 (Name of Issuer of the Securities Held Pursuant
                         to the Plan and Address of its
                           Principal Executive Office)


================================================================================

                          R&B FALCON U.S. SAVINGS PLAN


                              Financial Statements
                            and Supplemental Schedule

                 For the years ended December 31, 2001 and 2000
                      with Reports of Independent Auditors

                          R&B FALCON U.S. SAVINGS PLAN
                          INDEX TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001


                                                                               Page
                                                                               ----
Reports of Independent Auditors . . . . . . . . . . . . . . . . . . . . . . . .   1


Audited Financial Statements

    Statements of Net Assets Available for Benefits . . . . . . . . . . . . . .   3
    Statements of Changes in Net Assets Available for Benefits. . . . . . . . .   4
    Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . .   5


Supplemental Schedule

    Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year) . . . . .  10

                          R&B FALCON U.S. SAVINGS PLAN


We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to our incorporation by reference in the Registration Statements (Form S-8 No. 333-46374 and Form S-8 No. 333-54668) pertaining to the R&B Falcon U.S. Savings Plan of their report dated June 13, 2001 with respect to the financial statements and the supplemental schedule of the R&B Falcon U.S. Savings Plan included in this Annual Report on Form 11-K for the year ended December 31, 2000, as required by Section 7 of the Securities Act of 1933, as amended (the "Securities Act"). Accordingly, you will not be able to sue Arthur Andersen LLP pursuant to Section 11(a)(4) of the Securities Act and therefore your right of recovery under that section may be limited as a result of the lack of consent.

                         REPORT OF INDEPENDENT AUDITORS


The Administrative Committee
R&B Falcon U.S. Savings Plan

We have audited the accompanying statement of net assets available for benefits of the R&B Falcon U.S. Savings Plan as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                 /s/  Ernst & Young LLP

Houston, Texas
May 7, 2002

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.


                         REPORT OF INDEPENDENT AUDITORS


The Administrative Committee
R&B Falcon U.S. Savings Plan


We have audited the accompanying statements of net assets available for plan benefits of the R&B Falcon U.S. Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and supplemental schedule referred to below are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits as of December 31, 2000 and 1999, and the changes in net assets available for Plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of the year) as of December 31, 2000, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                               /s/  Arthur Andersen LLP

Houston, Texas
June 13, 2001

                          R&B FALCON U.S. SAVINGS PLAN
                Statements of Net Assets Available for Benefits

                                                           December 31,
                                                     ------------------------
                                                        2001         2000
                                                     -----------  -----------
Investments, at Fair Value                           $79,845,070  $93,274,848
Contributions Receivable:
    Employee                                                   -      383,375
    Employer                                                   -      255,974
Cash, noninterest-bearing                                  1,905       22,266
-----------------------------------------------------------------------------
Net assets available for benefits                    $79,846,975  $93,936,463
=============================================================================


                            See accompanying notes.

                                R&B FALCON U.S. SAVINGS PLAN
                 Statements of Changes in Net Assets Available for Benefits


                                                                    Years Ended December 31,
                                                                 -----------------------------
                                                                     2001            2000
                                                                 -------------  --------------
Additions:
  Contributions:
    Employee                                                     $  4,209,849   $   8,593,059
    Employer                                                        2,798,237       5,647,972
----------------------------------------------------------------------------------------------
  Total contributions                                               7,008,086      14,241,031
----------------------------------------------------------------------------------------------

  Investment income (loss):
    Net appreciation (depreciation) in fair value of investments  (10,080,845)      7,447,071
    Investment income                                               2,390,765       4,170,446
----------------------------------------------------------------------------------------------
  Total investment income (loss)                                   (7,690,080)     11,617,517
----------------------------------------------------------------------------------------------
Total additions                                                      (681,994)     25,858,548
----------------------------------------------------------------------------------------------

Deductions:
    Participant loan processing fees                                  (43,450)        (51,644)
    Benefits paid to participants                                 (13,364,044)    (10,831,663)
----------------------------------------------------------------------------------------------
Total deductions                                                  (13,407,494)    (10,883,307)
----------------------------------------------------------------------------------------------
Net increase (decrease)                                           (14,089,488)     14,975,241
----------------------------------------------------------------------------------------------
Net assets available for benefits:
    Beginning of year                                              93,936,463      78,961,222
----------------------------------------------------------------------------------------------
    End of year                                                  $ 79,846,975   $  93,936,463
==============================================================================================


                            See accompanying notes.

                          R&B FALCON U.S. SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.   PLAN DESCRIPTION
     ----------------

     The R&B Falcon U. S. Savings Plan (the "Plan") is a defined contribution plan that was established for the benefit of participating employees, as defined in the Plan, of R&B Falcon Corporation and certain U.S. subsidiaries. R&B Falcon Corporation ("R & B Falcon"), an indirect wholly-owned subsidiary of Transocean Inc. (formerly known as "Transocean Sedco Forex Inc."), is the Plan sponsor. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

     The Plan is administered by an administrative committee, which is appointed by Transocean Inc.'s Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and participation in the Plan is voluntary. Plan assets are held by the Plan trustee, Charles Schwab Trust Company ("Schwab Trust").

     On January 31, 2001, R&B Falcon completed a merger transaction with Transocean Inc. As a result of the merger, the Plan's investment in R&B Falcon common stock was converted to units of the Transocean Ordinary Shares Fund and all subsequent participant elections for investments in units of R&B Falcon common stock were made to the Transocean Ordinary Shares Fund. Transocean Inc. employees are not allowed to participate in the Plan. Certain employees of R&B Falcon and its subsidiaries were allowed to begin participation in the Transocean U.S. Savings Plan (formerly "Transocean Sedco Forex Savings Plan") on either June 1, 2001, July 1, 2001 or August 1, 2001, based on their assignment and geographic location. In conjunction with their participation in the Transocean U.S. Savings Plan, these employees could no longer contribute to the Plan.

ELIGIBILITY

     On August 1, 2001 and as a result of the merger with Transocean Inc., the Plan was closed to all new participants. Prior to that date, all full-time regular and part-time regular employees of R&B Falcon and certain U.S. subsidiaries, except those under a collective bargaining agreement, contract employees and employees who were non-U.S. residents, were eligible to participate in the Plan on the first day of the month following three months of employment.

CONTRIBUTIONS

     On August 1, 2001 and as a result of the merger with Transocean Inc., contributions into the Plan ceased. Prior to that date, participants could make contributions to the Plan with pre-tax dollars ("Pre-Tax Contributions"), pursuant to Section 401(k) of the Internal Revenue Code (the "Code"), and/or contributions with after-tax dollars ("After-Tax Contributions") up to a maximum of 15 percent of earnings per pay period.

     Prior to August 1, 2001, the Plan allowed rollovers from other qualified plans. Participants could invest their rollovers in any of the mutual funds, common stock, or ordinary shares fund available under the Plan. Amounts rolled over can be withdrawn at any time.

                          R&B FALCON U.S. SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS  (Continued)


MATCHING  CONTRIBUTIONS

     Prior to August 1, 2001, R&B Falcon matched contributions for each participant equal to the sum of 100 percent of the first three percent of contributions made by the participant to the Plan, plus 50 percent of the next three percent of contributions made by the participant to the Plan. In addition, R&B Falcon could elect annually to make a discretionary matching contribution. For the years ended December 31, 2000 and 2001, R&B Falcon made an additional 50 percent match of Pre-Tax Contributions and After-Tax Contributions above three percent, but not in excess of six percent, resulting in a 100 percent match of up to six percent. Matching Contributions were applied on a pay period by pay period basis. Diversification of the matching contributions was permitted. Participants could transfer matching contributions between the various investment funds on a daily basis.

INVESTMENT  OF  EARNINGS

     All dividends paid on Transocean Inc. ordinary shares held in the Transocean Ordinary Shares Fund are used to purchase additional units of that stock fund. Earnings on mutual funds are reinvested in that fund.

VESTING

     Participants are immediately vested in their Pre-Tax Contributions, After-Tax Contributions and matching contributions plus actual earnings thereon.

WITHDRAWALS

     Participants may not withdraw Pre-Tax Contributions and earnings thereon until the earliest of termination of employment, attainment of age 59 1/2 or in the event of financial hardship. There is no limit on the number of withdrawals that may be made by participants from their accounts after age 70 1/2. Participants can withdraw any portion or all of their After-Tax Contributions and earnings thereon. Pre-1999 matching contributions and earnings thereon can be withdrawn from the Plan prior to termination of employment; however, upon withdrawal of matching contributions, the participant is suspended from making contributions to the Transocean U.S. Savings Plan for a period of six months. Post-1998 matching contributions cannot be withdrawn prior to termination of employment.

     All distributions from mutual funds are made in cash. All amounts invested in the Transocean Ordinary Shares Fund, whether purchased with participant contributions or matching contributions, are distributed in the form of stock certificates or cash at the participant's election. Dividends paid to Schwab Trust on units purchased for or credited to the participant's account prior to the distribution of such units to the participant are applied to the purchase of additional units for the participant's account.

     Upon termination of employment for any reason, if a participant's account is less than or equal to $5,000, the account balance will automatically be distributed to the participant within 12 months following termination. For accounts greater than $5,000, participants may request distribution upon termination but are not required to do so.

                          R&B FALCON U.S. SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS  (Continued)


PARTICIPANT  LOANS

     Participants may borrow from their account the lessor of 50 percent of their vested balance or $50,000, with a minimum loan amount of $1,000. Participants may have only one loan outstanding at any one time. The Plan allows participants to borrow under a "general loan" provision, which can be used for any purpose and is to be repaid over five years or less or a "home loan" provision, which can only be used to purchase a primary residence and is required to be repaid in equal amounts over 10 years or less. All loans bear a reasonable rate of interest, as determined by the administrative committee, which provides the Plan with a return commensurate with the prevailing interest rate charged on similar commercial loans. Principle and interest are paid ratably to the participant's account through payroll deductions. There is a one-time loan origination fee of $40 per loan and a maintenance fee of $10 for each calendar quarter the loan is outstanding. These fees are deducted from the participant's account. Outstanding loan amounts are due if employment is terminated.

PLAN  TERMINATION

     Although it is intended that the Plan will continue, it may be amended or discontinued at any time subject to the provisions of ERISA. In the event the Plan is terminated, the full amount credited to each participant's account will be payable as soon as practicable following such termination.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

BASIS  OF  ACCOUNTING

     The financial statements of the Plan have been prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States. The following is a summary of significant accounting policies followed by the Plan.

RECLASSIFICATIONS

     Certain prior year amounts have been reclassified to conform to the current year presentation.

USE  OF  ESTIMATES

     The preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and schedule. Actual results may differ from those estimates.

INVESTMENT  VALUATION

     Amounts invested in the mutual funds, ordinary shares fund and common stock are carried at fair value based on the last quoted sales price of the year. Participant loans are valued at amortized cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned and dividends are recorded on the ex-dividend date.

                          R&B FALCON U.S. SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS  (Continued)


BENEFIT PAYMENTS

     Benefit  payments  are  recorded  when  paid.

UNIT ACCOUNTING

     The Plan utilizes the unit method of accounting, which allows the Transocean Ordinary Shares Fund to hold a small amount of cash for liquidity purposes. The value of each unit does not vary significantly from the price of the ordinary shares held in the fund. The ordinary share price is printed in many publications and is readily available to the participants. Participants may hold units of the Transocean Ordinary Shares Fund representing their proportionate interest in both the ordinary shares and cash held in the fund.

RISKS AND UNCERTAINTIES

     The Plan provides for various investments in ordinary shares, mutual funds and short-term investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

3.   INVESTMENTS
     -----------

     Investments that represent five percent or more of the Plan's net assets are as follows:

                                                     December 31,
                                               ------------------------
                                                  2001         2000
                                               -----------  -----------
Transocean ordinary shares                     $17,401,162  $         -
R&B Falcon Corporation common stock                      -   25,544,989
PIMCO Short-Term Fund                           16,512,166   16,542,943
Vanguard Windsor II Fund                        15,004,460   15,553,606
Schwab S&P 500 Select Shares Fund               11,660,151   14,445,171
Managers Special Equity Fund                     6,627,280    8,597,312
PIMCO Total Return Fund                          6,440,372    4,956,113

     During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

                                         Years Ended
                                         December 31,
                                 ---------------------------
                                      2001          2000
                                 -------------  ------------
Mutual funds                     $ (4,280,475)  $(2,784,813)
Ordinary shares fund               (4,853,499)            -
Common stock                         (946,871)   10,231,884
                                 -------------  ------------
Net appreciation (depreciation)  $(10,080,845)  $ 7,447,071
                                 =============  ============

                          R&B FALCON U.S. SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS  (Continued)


4.   INCOME TAX STATUS
     -----------------

     The Plan received a determination letter from the Internal Revenue Service dated August 13, 2001 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5.   TRANSACTIONS WITH PARTIES-IN-INTEREST
     -------------------------------------

     The Plan invests in units of a mutual fund managed by Charles Schwab & Co. ("Schwab"), an affiliate of Schwab Trust. Schwab Trust is the Plan's trustee and as such executed all mutual fund investment transactions for the years ended December 31, 2001 and 2000. Schwab Trust also provided certain accounting services to the Plan. Except for participant loan processing fees, R&B Falcon pays for all administrative expenses of the Plan, including legal, accounting and trustee fees.

     In 2000, the Plan received consulting services from an advisory firm that was at least partially owned by the then chairman of the administrative committee. The fees and expenses for such services were paid by R&B Falcon.

                              SUPPLEMENTAL SCHEDULE

                          R&B FALCON U.S. SAVINGS PLAN

        Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year)

                                EIN: 76-0544217

                                DECEMBER 31, 2001

                                                                            Current
      Identity of Issue                          Description                 Value
------------------------------------  ----------------------------------  -----------

*   Transocean, Inc.                  Ordinary Shares; 514,523 Shares     $17,401,162

    PIMCO Short Term Fund             Mutual Fund; 1,646,278 Shares        16,512,166

    Vanguard Windsor II Fund          Mutual Fund; 568,341 Shares          15,004,460

*   Schwab S&P 500 Select Shares
    Fund                              Mutual Fund; 658,394 Shares          11,660,151

    Managers Special Equity Fund      Mutual Fund; 93,871 Shares            6,627,280

    PIMCO Total Return Fund           Mutual Fund; 615,714 Shares           6,440,372

    T Rowe Price International
       Stock                          Mutual Fund; 201,156 Shares           2,210,705

 *  Charles Schwab                    Money Market Fund; 224 Shares               224

 *  Participant Loans                 Loans Receivable with various
                                      maturity dates and interest rates
                                      ranging from 5.5% to 10.0%            3,988,550

                                                                          -----------
    Total Investments                                                     $79,845,070
                                                                          ===========


*    Indicates a party-in-interest to the Plan

Exhibit No. 1


                         CONSENT OF INDEPENDENT AUDITORS
                         -------------------------------

     We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-46374 and Form S-8 No. 333-54668) pertaining to the R&B Falcon U.S. Savings Plan of our report dated May 7, 2002 with respect to the financial statements and the supplemental schedule of the R&B Falcon U.S. Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.



                                                          /s/  Ernst & Young LLP


Houston, Texas
June 21, 2002

                                    SIGNATURE

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the R&B Falcon U.S. Savings Plan has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized on the 21 day of June, 2002.


                                            By  R&B Falcon U.S. Savings Plan

                                            By  /s/  Ann Clinton
                                                -----------------
                                                Ann Clinton
                                                Plan Administrator